Exhibit 9 – Designated Compliance Officer

Form NRSRO

March 2026



Name

Melissa Gentili

Employment History

Mar 2022 – Present	Morningstar DBRS • Designated Compliance Officer for DBRS, Inc. (Sep 2025 – Present) • Canadian Regional Compliance Officer (Mar 2022 – Present)
Jan 2022-Mar 2022	Deloitte LLP • Manager, Conduct Risk, Risk Advisory
Sep 2017- Jan 2022	RBC • Associate Director, Policies and Advisory, Capital Markets Compliance (2020-2022) • Senior Manager, Enterprise Policies, Regulatory Compliance (2017-2020)
Mar 2016-Sep 2017	Chartered Professional Accountants of Ontario • Legal Counsel
Nov 2015-Mar 2016	RBC • Senior Manager, Regulatory Affairs
Aug 2014-Nov 2015	Chartered Professional Accountants of Ontario • Legal Counsel, Professional Standards
May 2013-Jun 2014	Chartered Professional Accountants of Ontario • Student-at-law

Post-Secondary Education

2014   Admitted to the Ontario Bar
2013   Juris Doctor, Osgoode Hall Law School, York University
2010   Bachelor of Business Administration, Schulich School of Business, York University

Whether employed by Morningstar DBRS full-time or part-time

Full-time